Pricing Sheet dated September 27, 2011 relating to Offering Summary No. 2011-MTNDG0105 dated September 15, 2011 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Buffered PLUS Based on an Equally Weighted Basket of Commodities due March 30, 2015
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS - SEPTEMBER 27, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because 85% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is less than the stated principal amount of your initial investment.

Underlying basket:	Basket component	Bloomberg page	Reuters screen page	Basket component weighting	Initial basket component price	Multiplier
	Silver Copper Nickel Corn Soybeans Brent Crude Oil Gasoline RBOB	SLVRLN <INDEX> LOCADY <CMDTY> LONIDY <CMDTY> C 1 <CMDTY> S 1 <CMDTY> CO1 <CMDTY> XB1 <CMDTY>	SIFO SETTMCU01 SETTMNI01 0#/C Sc1 LCOc1 2RBc1	14.2857143% 14.2857143% 14.2857143% 14.2857143% 14.2857143% 14.2857143% 14.2857143%	3350.00 7528.00 18670.00 652.25 1263.00 107.14 2.6955	0.04264392 0.01897677 0.00765169 0.21902207 0.11310938 1.33274692 52.99838355
We refer to Silver, Copper, Nickel, Corn, Soybeans, Brent Crude Oil and Gasoline RBOB collectively as the “basket components” and each as a “basket component.”
Aggregate principal amount:	$840,000
Stated principal amount:	$1,000 per Buffered PLUS
Issue price:	$1,000 per Buffered PLUS (see “Underwriting fee and issue price” below)
Pricing date:	September 27, 2011
Original issue date:	September 29, 2011
Maturity date:	March 30, 2015
Payment at maturity per Buffered PLUS:	■ If the final basket value is greater than the initial basket value: $1,000 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
■ If the final basket value is less than or equal to the initial basket value but has decreased from the initial basket value by an amount less than or equal to the buffer amount of 15%: $1,000
■ If the final basket value is less than the initial basket value and has decreased from the initial basket value by an amount greater than the buffer amount of 15%:
($1,000 x basket performance factor) + $150
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $150 per Buffered PLUS.
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Initial basket value:
1,000, which equals the sum of the products of the initial basket component price of each basket component as set forth under “Underlying basket—Initial basket component price” above, and the applicable multiplier for that basket component.

Final basket value:	The closing value of the underlying basket on the valuation date.
Closing value of the underlying basket:	On any day, the sum of the products of the closing price of each basket component on that day and the multiplier for that basket component.
Multiplier:
The multiplier has been set on the pricing date for each basket component and equals the initial basket value times the basket component weighting of the basket component divided by the initial basket component price of that basket component.  Each multiplier will remain constant for the term of the Buffered PLUS.

Valuation date:	March 25, 2015, subject to postponement for non-underlying asset business days and certain market disruption events.
Leverage factor:	150%
Buffer amount:	15%
Maximum payment at maturity:	$1,700 per Buffered PLUS (170% of the stated principal amount)
Minimum payment at maturity:	$150 per Buffered PLUS (15% of the stated principal amount)
CUSIP:	1730T0NX3
ISIN:	US1730T0NX36
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Buffered PLUS	$1,000	$30	$970
Total	$840,000	$25,200	$814,800
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $990 per Buffered PLUS. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.

(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Buffered PLUS, will receive an underwriting fee of $30 for each Buffered PLUS sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $30, subject to reduction for volume purchase discounts, for each Buffered PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on September 15, 2011: http://www.sec.gov/Archives/edgar/data/1318281/000095010311003864/dp26294_fwp-0105a.htm

PLUS Product Supplement filed on May 16, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.